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                             February 7, 2022

       Chris Hollod
       Co-Chief Executive Officer
       Tailwind Two Acquisition Corp.
       150 Greenwich Street, 29th Floor
       New York, New York 10006

                                                        Re: Tailwind Two
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed January 28,
2022
                                                            File No. 333-261378

       Dear Mr. Hollod:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed January 28, 2022

       Terran Orbital relies on third parties for a supply of equipment, page
55

   1. Please clarify the disclosure you added in response to prior comment 1. For example, you note an impact by
"recent supply chain issues" but also disclose that those issues are "in the past," yet you may
"continue to experience shortages." Please revise. Also, if you have experienced and
continue to experience shortages of key components, please
                                                        describe the shortage
clearly and consistently, the components that are in short supply and the past and expected
future impact on you.
 Chris Hollod
FirstName  LastNameChris  Hollod
Tailwind Two  Acquisition Corp.
Comapany7,NameTailwind
February    2022          Two Acquisition Corp.
February
Page 2 7, 2022 Page 2
FirstName LastName
Financial Statements
General, page F-1

2. Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X, as applicable
Exhibits

3. Paragraphs (a)-(d) on page 3 appear to involve inappropriate assumptions by counsel. See
         Section II.B.3.a of Staff Legal Bulletin No. 19. Please file a revised opinion that removes those assumptions.
        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or
John
Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at
202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Christian O. Nagler, Esq.